Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

On November 30, 2011, Teekay Offshore Partners L.P. (or the Partnership) acquired 100% of the shares of Piranema Production AS from Sevan Marine ASA (or Sevan) for a total purchase price of $164.3 million. The purchase price was paid in cash and was financed through the concurrent issuance of 7.1 million common units of the Partnership. Piranema Production AS and its wholly-owned subsidiary, Sevan Piranema Servicios De Petroleo (or collectively the Piranema Production Group) owns and operates the 2007-built Piranema Spirit FPSO unit, which is currently operating under a long-term charter, with cost escalation clauses, to Petrobras S.A. (or Petrobras) on the Piranema field located offshore Brazil. The firm period of the charter expires in March 2018; however Petrobras has up to six one-year extension options.

The following unaudited pro forma combined statement of loss for the year ended December 31, 2011 is based on the historical financial statements of the Partnership and the Piranema Production Group after giving effect to:

•

the conversion of the historical financial statements of the Piranema Production Group from International Financing Reporting Standards (or IFRS) to U.S. generally accepted accounting principles (or US GAAP);

•

the conversion of the historical financial statements of the Piranema Production Group from the income and expense classification format used by the seller to the income and expense classification format used by the Partnership; and

•	the acquisition of the Piranema Production Group by the Partnership using the acquisition method of accounting.

As a result of the acquisition of the Piranema Production Group by the Partnership, the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded at fair value. The purchase price adjustments reflected in the following unaudited pro forma statement of loss and set forth in Note 2 are preliminary and have been made solely for the purpose of preparing this financial statement. The unaudited pro forma statement of loss of the Partnership for the year ended December 31, 2011 is presented as if the acquisition had occurred on January 1, 2011.

The following unaudited pro forma combined statement of loss for the year ended December 31, 2011 is based on the historical financial statements of the Partnership and the Piranema Production Group. This unaudited pro forma combined financial statement and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles, consistent with those used in, and should be read together with, the Partnership’s historical consolidated financial statements and notes thereto contained in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2011 and Piranema Production Group’s historical carve-out financial statements and notes thereto contained herein for the eleven months ended November 30, 2011, which is included as Exhibit 99.1 to this Form 6-K, after such financial statements have been converted from IFRS to US GAAP and adjusted to adopt the income and expense classification format used by the Partnership.

The Piranema Production Group’s historical carve-out financial statements and notes thereto contained herein for the eleven months ended November 30, 2011 include a carve-out of the operations of the Piranema Spirit from certain subsidiaries of Sevan with which it conducted business. The preparation of these carve-out financial statements requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates. While management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Piranema Production Group to the Partnership.

The unaudited pro forma combined statement of loss does not purport to present the Partnership’s results of operations had the acquisition of the Piranema Production Group and related transactions been completed as of January 1, 2011. In addition, it does not project the Partnership’s results of operations for any future period.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF LOSS

(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended December 31, 2011	11 Months Ended November 30, 2011	Year Ended December 31, 2011
	Historical
		Piranema
	Teekay	Production
	Offshore Partners L.P.	Group (notes 1 and 3)	Pro Forma Adjustments		Pro Forma Combined
	$	$	$		$
VOYAGE REVENUES	949,061	39,620	11,528	(4a)	1,000,209

OPERATING EXPENSES
Voyage expenses	125,452	—	—		125,452
Vessel operating expenses	292,175	18,673	—		310,848
Time-charter hire expense	74,478	—	—		74,478
Depreciation and amortization	187,710	13,579	1,266	(4b)	202,555
General and administrative	73,529	4,109	—		77,638
Write down of vessels	91,108	—	—		91,108
Restructuring charge	3,924	—	—		3,924

Total operating expenses	848,376	36,361	1,266		886,003

Income (loss) from vessel operations	100,685	3,259	10,262		114,206

OTHER ITEMS
Interest expense	(36,897)	(16,108)	—		(53,005)
Interest income	659	4	—		663
Realized and unrealized loss on non-designated derivatives	(159,744)	—	—		(159,744)
Foreign currency exchange gain (loss)	1,499	(286)	—		1,213
Other income—net	3,606	1,710	—		5,316

Total other items	(190,877)	(14,680)	—		(205,557)

(Loss) income before income tax (expense) recovery	(90,192)	(11,421)	10,262		(91,351)
Income tax (expense) recovery	(6,679)	(50,377)	(50,377	)(4c)	(6,679)

Net (loss) income	(96,871)	(61,798)	60,639		(98,030)

Non-controlling interest in net loss	22,454				22,454
Dropdown predecessor’s interest in net loss	(15,075)				(15,075)
General partner’s interest in net loss	4,396				4,784
Limited partners’ interest in:
Net loss	(108,646)				(110,193)
Net loss per: (note 5)
- Common unit (basic and diluted)	(1.74)				(1.60)

Weighted-average number of units outstanding:
- Common unit (basic and diluted)	62,362,072		6,508,859	(5)	68,870,931

The accompanying notes are an integral part of the unaudited pro forma combined statement of loss.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF LOSS

(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

1. Basis of Presentation

On November 30, 2011, Teekay Offshore Partners L.P. (or the Partnership) acquired 100% of the shares of Piranema Production AS from Sevan Marine ASA (or Sevan). The unaudited pro forma statement of loss for the year ended December 31, 2011 gives effect to the acquisition as if it occurred on January 1, 2011. Piranema Production AS and its wholly-owned subsidiary, Sevan Piranema Servicios De Petroleo (or collectively the Piranema Production Group) own and operates the 2007-built Piranema Spirit FPSO unit.

The following unaudited pro forma combined statement of loss for the year ended December 31, 2011 has been derived from, and should be read in conjunction with the historical financial statements of the Partnership and the Piranema Production Group after giving effect to:

•

the conversion of the historical financial statements of the Piranema Production Group from International Financing Reporting Standards (or IFRS) to U.S. generally accepted accounting principles (or US GAAP);

•

the conversion of the historical financial statements of the Piranema Production Group from the income and expense classification format used by the seller to the income and expense classification format used by the Partnership; and

•	the acquisition of the Piranema Production Group by the Partnership using the acquisition method of accounting.

This unaudited pro forma statement of loss and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles, consistent with those used in the Partnership’s historical consolidated financial statements and notes thereto contained in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2011 and Piranema Production Group’s historical carve-out financial statements and notes thereto contained herein after such financial statements have been converted for US GAAP. The Piranema Production Group’s historical carve-out financial statements are included as Exhibit 99.1 to this Form 6-K.

The Piranema Production Group’s historical carve-out financial statements and notes thereto for the eleven months ended November 30, 2011 include a carve-out of the operations of the Piranema Spirit from certain subsidiaries of Sevan with which it conducted business. The preparation of these carve-out financial statements requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates. While management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Piranema Production Group to the Partnership.

2. Acquisition of Piranema Production Group

On November 30, 2011, the Partnership acquired the Piranema Production Group from Sevan for a total purchase price of $164.3 million. The purchase price was paid in cash and was financed through the concurrent issuance of 7.1 million common units of the Partnership. The Piranema Spirit FPSO unit is currently operating under a long-term charter, with cost escalation clauses, to Petrobras S.A. (or Petrobras) on the Piranema field located offshore Brazil. The firm period of the charter expires in March 2018; however Petrobras has up to six one-year extension options.

The acquisition of the Piranema Spirit FPSO unit has been accounted for using the purchase method of accounting, based upon estimates of fair value. Certain of these estimates of fair value are preliminary and are subject to further adjustment. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Partnership on November 30, 2011.

ASSETS
Cash and cash equivalents	2,439
Other current assets	5,308
Vessels and equipment	292,242
Other assets—long-term	659

Total assets acquired	300,648

LIABILITIES
Current liabilities	8,458
In-process revenue contracts	127,900

Total liabilities assumed	136,358

Net assets acquired	164,290

Cash consideration	164,290

3. Pro Forma Adjustments and Assumptions – Conversion from IFRS to US GAAP

The statement of loss for the eleven months ended November 30, 2011 of the Piranema Production Group has been prepared in accordance with IFRS and using the seller’s income and expense classification format, which is included as Exhibit 99.1 to this Form 6-K. Adjustments to convert the statement of loss for the eleven months ended November 30, 2011 of the Piranema Production Group from IFRS to US GAAP and to adopt the income and expense classification format used by the Partnership are as follows:

Seller’s Classification	Partnership’s Classification	Piranema Production Group (IFRS)	Classification Changes		Subtotal	US GAAP Adjustments		Piranema Production Group (US GAAP)
Operating revenue	Voyage revenues	35,047	(1,094 714	)(3a) (3b)	34,667	4,953	(3g)	39,620
Operating expense	Vessel operating expenses	10,617	714 7,342	(3b) (3c)	18,673			18,673
Depreciation and amortization	Depreciation and amortization	13,746	(167	)(3d)	13,579			13,579
Impairment	Write down of vessels	152,225			152,225	(152,225	)(3g)	—
Employee benefit expense		8,682	(8,682	)(3c)	—			—
Other operating expense	General and administrative	2,602	167 1,340	(3d) (3c)	4,109			4,109
Foreign exchange gain(loss) related to operations	—	261	(261	)(3e)	—			—
Financial income	Interest income	1,714	(1,710	)(3f)	4			4
Financial expense	Interest expense	(16,108)	—		(16,108)			(16,108)
Foreign exchange gain(loss) related to financing	Foreign currency exchange gain (loss)	(25)	(261	)(3e)	(286)			(286)
—	Other income – net	—	1,710	(3f)	1,710			1,710
Tax income / (expense)	Income tax (expense) recovery	(51,471)	1,094	(3a)	(50,377)			(50,377)
Net profit/(loss)	Net (loss) income	(218,976)	—		(218,976)	157,178		(61,798)

a)	$1.1 million reclassification of certain taxes that are based on a percentage of revenue.
b)	$0.7 million of commissions to advisors are presented on a gross basis.
c)	$7.3 million of offshore employee benefit costs and $1.3 million of onshore employee benefit costs are presented as vessel operating expenses and general and administrative, respectively.
d)	$0.2 million of depreciation related to shore-based office equipment is presented as general and administrative.
e)	Foreign exchange gains and losses are presented as a single caption regardless of source.
f)	$1.7 million of fees earned to guarantee the obligations of other companies are reclassified from financial income to other income – net.
g)	During the eleven months ended November 30, 2011, the Piranema Spirit FPSO and the related customer contract were written down by $152.3 million and $5.0 million, respectively. Pursuant to both IFRS and US GAAP, property, plant and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. Pursuant to IFRS recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated discounted future cash flows expected to be generated by the asset. In contrast US GAAP require recoverability to be measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. As at November 30, 2011, the Piranema Spirit FPSO and related customer contract had a carrying value that exceeded the estimated discounted future cash flows expected to be generated however, such carrying value did not exceed the estimated undiscounted future cash flows. As such, while an impairment loss was recognized in accordance with IFRS, no impairment would have been required in accordance with US GAAP.

4. Pro Forma Adjustments and Assumptions – Acquisition of the Piranema Production Group

The pro forma adjustments reflected in the unaudited pro forma statement of loss give effect to events that are directly attributable to the acquisition of the Piranema Production Group, are factually supportable and are expected to have a continuing impact. Pro forma adjustments 4(a) to 4(c) reflect the allocation of the purchase price of the Piranema Production Group.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF LOSS

(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

a)	The $11.5 million pro forma adjustment consists of incremental amortization relating to the $127.9 million estimated fair value of the Petrobras contract. The value attributed to the unfavourable Petrobras contract is being amortized over the period until March 2024.

b)	The pro forma adjustment of $1.3 million reflects the incremental depreciation relating to the $292.2 million estimated fair value of the Piranema Spirit FPSO. The value attributed to the Piranema Spirit FPSO is being depreciated over the period until May 2032.

c)	During the eleven months ended November 30, 2011, the Piranema Production Group increased its deferred tax valuation allowance by $50.4 million, relating to Norwegian deferred tax assets of Piranema Production AS. Had the Partnership acquired the Piranema Production Group as of January 1, 2011, the deferred tax assets would have been recognized at a nil value on the date of acquisition given the Partnership’s tax restructuring activities related to the Piranema Spirit FPSO that occurred shortly after the completion of the acquisition. Consequently, no subsequent impairment would have been required. The Partnership does not expect the operations of the Piranema Spirit FPSO to be taxable in Norway for the foreseeable future.

5. Earnings per Unit

Net loss per unit is determined by dividing net loss, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the interest of the Partnership’s general partner, by the weighted-average number of units outstanding during the applicable period. The weighted average number of units outstanding has been adjusted by 6.5 million units, representing the pro-rated portion of the 7.1 million common units that were issued during the year to finance the acquisition of the Piranema Production Group.

The interests of the Partnership’s general partner and common unit holders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and foreign currency translation gains (losses).